PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated July 3, 2012)	Registration No. 333-182527

General Electric Capital Corporation $11,000,000,000 Variable Denomination Floating Rate Demand Notes GE Interest Plus

          The GE Interest Plus Notes (the “Notes”) are designed to provide you with a convenient means of investing funds directly in General Electric Capital Corporation (“GE Capital”). The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the Securities and Exchange Commission.

          An investment in the Notes involves risks. You should carefully consider the following risk factors and the risks described under “Risk Factors” on page 1 of the accompanying prospectus, as well as the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement.

•	We reserve the right to modify, withdraw, or cancel the offer made by this prospectus supplement, the accompanying prospectus and any applicable pricing supplement at any time.

•

The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Notes are not a brokerage account with GE Capital Markets, Inc. or any other broker-dealer and are not protected by the Securities Investor Protection Corporation under the Securities Investors Protection Act of 1970.

•

The Notes are not a money market fund, in which investors purchase an equity interest in a diversified fund consisting of investments in short term debt securities of many companies, and are not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974, as amended.

•

All investments in the Notes are senior, unsecured obligations of GE Capital and are not obligations of or guaranteed by General Electric Company, GE Capital Bank, GE Capital Retail Bank, the Agent Bank or any other company. It is possible to lose money if GE Capital becomes unable to pay its debts.

•

The floating interest rate on investments in the Notes may not provide a basis for comparison with other investments which use a different method of calculating a variable yield or which pay a fixed yield for a stated period of time. The all-in return may also vary between this and other investments based on the frequency of reinvestment of interest earned. See “The GE Interest Plus Notes — Interest” below for a detailed description of how interest is calculated and paid.

•	The Notes are not listed on any securities exchange and there is no secondary market for the Notes.

          For information regarding the GE Interest Plus Notes, please call 1-800-433-4480 or access our eService website at www.gecapitalinvestdirect.com.

          Please read this prospectus supplement, the accompanying prospectus and any applicable pricing supplements hereto carefully and retain for future reference.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

          The Notes may be offered through GE Capital Markets, Inc., a registered broker-dealer and wholly-owned subsidiary of GE Capital. GE Capital has designated GE Capital Markets, Inc. to act as agent on behalf of GE Capital in offering the Notes in certain jurisdictions.

Prospectus Supplement dated August 10, 2012.

SUMMARY

Issuer	General Electric Capital Corporation

Principal Executive Offices of GE Capital	901 Main Avenue, Norwalk, CT 06851-1168 (Telephone: (203) 840-6300)

Title	Variable Denomination Floating Rate Demand Notes

Amount	Up to $11,000,000,000 aggregate initial offering price

Agent Bank	BNY Mellon, or a successor agent thereto

Servicing Agent	BNY Mellon, or a successor agent thereto

Investment Options	•	ACH Investment — see page S-5

	•	Check Mailed to Agent Bank — see page S-5

	•	Wire Transfer — see page S-5

	•	By Transfer between GE Interest Plus Investment Accounts — see page S-5

Redemption Options	•	ACH Redemption — see page S-6

	•	By Check — see page S-6

	•	Written Redemption — see page S-6

	•	Wire Redemption — see page S-6

Status

The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Capital. GE Capital had outstanding indebtedness at June 30, 2012 of approximately $333.3 billion, excluding subordinated notes and debentures payable after one year.

Interest

The Notes pay a floating rate of interest. Interest rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. The initial interest rate applicable to the Notes and all subsequent changes to interest rates will be disclosed in pricing supplements filed with the SEC.

Marketing Incentives

We may offer marketing incentives to certain investors who make initial investments in the Notes and/or who enroll in automatic investment payroll deduction programs. As of the date of this prospectus supplement, we are not offering any such incentives. Whether these or other incentives will be available at any time will be determined by the GE Interest Plus Committee in its sole discretion — see page S-5.

Principal	The principal amount of your Notes is equal to the total amount of your investments plus accrued and reinvested interest, less fees, if any, and your redemptions.

Fees

We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, for checks returned for insufficient funds, for paper copies of historical statements and tax forms, wire redemptions, stop payment requests, checks written for less than the $250 minimum, for reorders of redemption checkbooks, and other services. We will disclose any new fees or changes to existing fees in pricing supplements filed with the SEC.

Redemption at Option of GE Capital	The Notes are redeemable by GE Capital at any time — see page S-6.

Form of Notes	The Notes are offered by prospectus only to persons whose registered addresses are in the United States. The Notes are in uncertificated form.

Taxation

Interest earned on the Notes is subject to taxation regardless of whether such interest is reinvested. Backup withholding and information reporting may apply to certain persons — see page 9 of the accompanying prospectus.

Trustee	The Bank of New York Mellon, as successor Trustee, under an Indenture dated as of January 25, 2001.

     You should rely only on the information provided in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement or incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any applicable pricing supplement is accurate as of any date other than their respective dates.

     References in this prospectus supplement to “GE Capital,” “GECC,” “we,” “us” and “our” are to General Electric Capital Corporation.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES*

Six Months Ended June 30, 2012***	Year Ended December 31,
	2011**	2010**	2009**	2008**	2007**
1.62x	1.52x	1.13x	0.83x	1.26x	1.62x

*

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest, interest capitalized (net of amortization) and fixed charges. Fixed charges consist of interest on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

**

The ratio of earnings to fixed charges for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively, do not reflect the February 22, 2012 merger of General Electric Capital Service, Inc. (“GECS”) with and into GECC.

***	The ratio of earnings to fixed charges for the six months ended June 30, 2012 reflects the February 22, 2012 merger of GECS with and into GECC from that date.

THE GE INTEREST PLUS NOTES

Interest

     The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the GE Interest Plus Committee. Rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. Interest on the Notes will accrue and compound daily. The rate of interest paid for any period on the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly.

Fees

     We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, for checks returned for insufficient funds, for paper copies of historical statements and tax forms, wire redemptions, stop payment requests, checks written for less than the $250 minimum, for reorders of redemption checkbooks, and other services. We will disclose any new fees or changes to existing fees in pricing supplements filed with the SEC. Any applicable fees will be directly debited from the aggregate principal amount of your Notes.

Investor Statements

     You will receive regular statements (via mail or electronically) showing a summary of all of your transactions in the Notes, interest earned, the principal amount of Notes held by you at the open and close of the period, and other important information. Redemption checks on which payment has been made will not be returned to you, but the check number, date of payment and the amount of each check will be indicated on your statement. If you are registered for eService, you may view redemption check images online at the GE Capital Invest Direct eService website.

Obligation to Review Investment Activity and Maintain Accurate Information On File With Us

     You are responsible for promptly examining each monthly statement to determine the accuracy of all redemption and investment activity that month. If your statement shows activity that you did not authorize, notify us at once. If you fail to promptly report an unauthorized redemption, you may not be able to recover any losses resulting from the redemption. In addition, you must promptly provide the Servicing Agent with notice of any change in your address. If your registered investment address is not kept up to date and mail is returned to us by the United States Post Office and we cannot locate you, we may be required after a specified time period to remit your investment as abandoned property as required by applicable state unclaimed property law. You may update your address through eService or in writing. Address change requests sent to us in writing must include your investment number and be signed by all owners of the investment and each owner must provide a copy of the valid, non-expired form of identification.

Minimum Investment

     The minimum investment is $500. If your investment falls below $500, we have the right to redeem your investment. Before we redeem your investment we will give you at least 30 days prior written notice reminding you of the minimum and indicating a redemption date if you neglect to bring your total investment to the minimum required level.

Marketing Incentives

     We may from time to time offer marketing incentives to certain investors making an initial investment in the Notes, depending on the amount of the initial investment and/or enrollment in an automatic investment option or certain payroll deduction programs. These incentives have in the past, and may in the future, include offers to issue to initial investors an additional principal amount of Notes. As of the date of this prospectus supplement, we are not offering any such incentives. Whether these or other incentives will be available at any time will be determined by the GE Interest Plus Committee in its sole discretion and will be disclosed in pricing supplements filed with the SEC.

How to Invest

     To invest in the Notes, you must apply online at the GE Capital Invest Direct website (www.gecapitalinvestdirect.com). Currently, the minimum initial investment is $500. You may fund your initial investment by transferring funds from a bank account you have successfully linked during the online application process or by mailing a check to the Agent Bank at the address indicated for such purposes below. Cash, money orders, traveler’s checks, starter checks, cashier’s checks, credit card checks, foreign checks and third party checks are not acceptable. Funds received as part of your initial investment cannot be redeemed until seven business days (as defined below) after such amounts are credited.

     After your initial investment in the Notes, you may invest in additional Notes at any time, without charge, by any of the following methods:

     BY ACH INVESTMENT. If you have linked an external bank account to your investment, you may use our automated phone system or our online eService website at any time to withdraw any amount of funds from your pre-designated bank account and invest the funds in additional Notes through an electronic automated clearinghouse (“ACH”) transfer. To set up ACH investment capability, you must have verified your ownership of the linked bank account either by providing us with a voided blank check or by completing the bank account verification process online. You may also set up automatic recurring ACH investment transactions from a linked bank account.

     Certain employers and the Social Security Administration may permit you to invest some or all of your payroll, pension or social security check, as applicable, directly in the Notes via an ACH transfer. Such transfers would need to be arranged with your employer’s payroll department or the Social Security Administration, as applicable. ACH investments should reference ABA No. 043302493.

     Investments made by ACH transfer will begin to accrue interest on the same day your money is credited. Investments made by ACH cannot be redeemed until one business day after such amounts are credited.

     BY CHECK MAILED TO AGENT BANK. Mail your investment check to: GE Capital Invest Direct, GE Interest Plus, P.O. Box 534020, Pittsburgh, PA 15253-4020 and include your investment number on the check. Your investment will be made and interest will begin to accrue on the first business day that the Agent Bank’s processing unit receives your check provided that the check is received prior to 10:00 a.m. Eastern Time. Investments made by check cannot be redeemed until seven business days after the check is first invested in the Notes.

     BY WIRE TRANSFER. Wire funds to GE Interest Plus, BNY Mellon, Pittsburgh, PA, ABA No. 043000261. Include your name and investment number in the wire instruction. Wires may only be originated from a bank located in the U.S. and must be payable in U.S. dollars. Your investment will be credited and you will begin earning interest on the same business day the wire is received provided that the funds have been received by 2:00 p.m. Eastern Time. Investments made by wire transfer cannot be redeemed until one business day after such investments are credited.

     BY TRANSFER BETWEEN GE INTEREST PLUS INVESTMENT ACCOUNTS. You may redeem amounts you have invested through one GE Interest Plus investment account and have the proceeds from your redemption invested in another GE Interest Plus investment account owned by you, including to or from an individual, joint, custodial or trust investment account of which you are the owner, custodian or trustee, as applicable. You may use our online eService website at any time to transfer amounts between investment accounts. For transfers between investment accounts, available balances are updated in real time on business days. Current balances are updated at approximately 8:00 p.m. Eastern Time on each business day. Transfers submitted on weekends or holidays are pending until the next business day.

     All investments must be made in U.S. dollars drawn on a U.S. bank located in the U.S. You may change or terminate any automatic investments at any time.

How To Redeem

     You may redeem any part of your Notes at any time as described below. Interest on redeemed investments will accrue to, but not including, the date of redemption. The only way to redeem your entire Notes investment is by use of the written redemption option described below. Redemption checkbooks will be mailed to you after you elect to receive checks when you log in to eService and return a completed signature card signed by all owners of the investment. You will only be allowed to use the GE Interest Plus checks we provide you to redeem from your investment.

     ACH REDEMPTION. If you have linked an external bank account to your investment, you may instruct the Servicing Agent, through our automated telephone line or through our eService website, at any time to redeem a portion of your GE Interest Plus Notes and have the proceeds transferred to your pre-designated bank account through an ACH transfer. To use this option you must have verified your ownership of the linked bank account either by providing us with a voided blank check or by completing the online bank account verification process. After you enter your ACH Redemption transaction into our automated phone system or eService website, the redemption proceeds will be transferred to your linked bank account within two to three business days of when the redemption request is processed. Interest will accrue on your Notes to, but not including, the business day on which the redemption proceeds are transferred.

     REDEMPTION BY CHECK. You may make redemption checks payable in the amount of $250 or more. If the amount of the redemption check is less than $250, the check will be honored but a fee (in an amount periodically determined by the GE Interest Plus Committee) may be charged for such checks. If the amount of the redemption check is greater than the principal amount of your Notes, the check will not be honored and we will deduct from the principal amount of your Notes a returned check fee, in an amount periodically determined by the GE Interest Plus Committee. Generally, your redemption will be made on the day the Agent Bank’s processing unit receives your redemption check for payment. Even if your Notes are held jointly with someone else, only one signature will be required on a redemption check. The check redemption feature does not create a deposit or a banking relationship with the Agent Bank, GE Capital, GE Capital Bank, GE Capital Retail Bank or General Electric Company.

     WRITTEN REDEMPTION. You may redeem all but not less than all of your Notes by a written request that includes the signatures of all registered owners (including joint owners) of the Notes. A check, payable to the registered owners, in an amount equal to the principal amount of your Notes, plus accrued and unpaid interest thereon to but not including the date of redemption, will be mailed to the registered noteholder’s address. Upon completion of this redemption, the corresponding investment account will be closed and interest will cease to accrue on the redeemed amount on and after the date of redemption.

     WIRE REDEMPTION. You can redeem any part of your Notes, subject to a $1,000 minimum, by wire transfer if you have pre-authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your Wire Redemption enrollment form. To establish this designation, you must send in the enrollment form signed by all registered owners of the Notes, with all signatures notarized and a copy of each investor’s identification attached. Funds will be wired on the same business day as the receipt of your wire redemption request, provided that your request is received by the Agent Bank by 2:00 p.m. Eastern Time. Wire redemption requests received after 2:00 p.m. Eastern Time on any business day will be processed on the next business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge and may also incur an additional charge from your bank or financial institution. The Agent Bank’s records of the wire instructions are binding.

Optional Redemption by GE Capital

     We may redeem, at any time at our option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot, or pro rata, or by any other method that is deemed fair and appropriate by the trustee for the Notes, except that we may redeem all of the Notes not meeting guidelines established from time to time by the GE Interest Plus Committee. We will give at least 30 days prior written notice to you if we decide to redeem your Notes. The Notes (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

      For purposes of investments in or redemptions or Notes, a “business day” is a day on which both the Agent Bank and the Federal Reserve Bank through which the Agent Bank processes transactions (as of the date of this prospectus supplement, the Federal Reserve Bank of Cleveland) are fully open for business.

PLAN OF DISTRIBUTION

     The Notes are offered in the United States only, on a continuing basis by GE Capital. GE Capital has designated GE Capital Markets, Inc., a broker-dealer registered with the SEC and wholly-owned subsidiary of GE Capital, to act as agent on behalf of GE Capital in offering the Notes in certain jurisdictions. No commissions will be paid to such agent for any sales of the Notes. We will pay the agent’s expenses incurred in connection with the offering of the Notes. GE Capital Markets, Inc. may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in connection with such indemnification. We also may from time to time designate other agents through whom Notes may be offered.

     The Notes are being offered only to persons whose registered addresses are in the United States. If at any time your registered address is outside of the United States, we may redeem all of your Notes. See above “The GE Interest Plus Notes — Optional Redemption by GE Capital.” We reserve the right to withdraw, cancel or modify the offer to sell Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

You should rely only on the information contained in this document or that we have otherwise referred you to. We have not authorized anyone else to provide you with information that is different. We are not making an offer of these Notes in any state where the offer is not permitted. The information in this document is current only as of the date of this document, regardless of the time of delivery of this document or any sale of the Notes.

For Additional Information Concerning
GE Interest Plus, write to:
GE Capital Invest Direct
GE Interest Plus
P.O. Box 534021
Pittsburgh, PA 15253-4021

For Current Rates and Other Information:
Call 1-800-433-4480 or visit us at
www.gecapitalinvestdirect.com

GE Interest Plus
General Electric
Capital Corporation
$11,000,000,000
Variable Denomination
Floating Rate Notes
Prospectus Supplement
August 10, 2012